UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

_______________________________

 POSITIVE PHYSICIANS HOLDINGS, INC.
__________________________________________________________________________
 (Name of Issuer)

Common Stock, no par value
 __________________________________________________________________________
(Title of Class of Securities)

73740G106
 __________________________________________________________________________
(CUSIP Number)

Guy Bowker
c/o Enstar Group Limited
P.O. Box HM 2267, Windsor Place 3rd Floor
22 Queen Street
Hamilton HM JX Bermuda
(441) 292-3645

March 27, 2019
  __________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73740G106	SCHEDULE 13D	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Enstar Holdings (US), LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 976,180 (1)
	8	SHARED VOTING POWER * 0
	9	SOLE DISPOSITIVE POWER * 976,180 (1)
	10	SHARED DISPOSITIVE POWER * 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,180 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 27.0% (2)
14		TYPE OF REPORTING PERSON (see instructions) OO

* See Item 5.

(1)
The shares are held by Enstar Holdings (US), LLC, a Delaware limited liability company (“Enstar”). Enstar has sole voting and dispositive power over all of these shares, except that Enstar USA, Inc., a Georgia corporation (“Enstar USA”), the parent of Enstar, Enstar (US Asia-Pac) Holdings Limited, a UK corporation (“Enstar US Asia-Pac”), the parent of Enstar USA, Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), the parent of Enstar US Asia-Pac, and Enstar Group Limited, a Bermuda company, the parent of Kenmare, may be deemed to share the right to direct the voting and dispositive power over such shares.

(2)
This percentage is calculated based upon 3,615,500 shares of the Issuer’s Common Stock issued and outstanding as of November 12, 2019, as disclosed in the Issuer’s Form 10-Q filed on November 14, 2019.

CUSIP No. 73740G106	SCHEDULE 13D	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Enstar USA, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 0
	8	SHARED VOTING POWER * 976,180 (1)
	9	SOLE DISPOSITIVE POWER * 0
	10	SHARED DISPOSITIVE POWER * 976,180 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,180 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 27.0% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 73740G106	SCHEDULE 13D	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Enstar (US Asia-Pac) Holdings Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 0
	8	SHARED VOTING POWER * 976,180 (1)
	9	SOLE DISPOSITIVE POWER * 0
	10	SHARED DISPOSITIVE POWER * 976,180 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,180 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 27.0% (2)
14		TYPE OF REPORTING PERSON (see instructions) OO, HC

CUSIP No. 73740G106	SCHEDULE 13D	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Kenmare Holdings Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 0
	8	SHARED VOTING POWER * 976,180 (1)
	9	SOLE DISPOSITIVE POWER * 0
	10	SHARED DISPOSITIVE POWER * 976,180 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,180 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 27.0% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 73740G106	SCHEDULE 13D	Page 6 of 11 Pages

CUSIP No. 73740G106	SCHEDULE 13D	Page 7 of 11 Pages

1		NAME OF REPORTING PERSONS Enstar Group Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER * 0
	8	SHARED VOTING POWER * 976,180 (1)
	9	SOLE DISPOSITIVE POWER * 0
	10	SHARED DISPOSITIVE POWER * 976,180 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 976,180 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 27.0% (2)
14		TYPE OF REPORTING PERSON (see instructions) CO, HC

CUSIP No. 73740G106	SCHEDULE 13D	Page 8 of 11 Pages

Item 1.   Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock (the “Common Stock”) of Positive Physicians Holdings, Inc., a Pennsylvania corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 100 Berwyn Park, Suite 220, 850 Cassatt Road, Berwyn, Pennsylvania 19312.

Item 2.   Identity and Background

(a) This Schedule 13D is being filed by (i) Enstar Holdings (US) LLC, a Delaware limited liability company (“Enstar”), (ii) Enstar USA, Inc., a Georgia corporation (“Enstar USA”), (iii) Enstar (US Asia-Pac) Holdings Limited, a UK corporation (“Enstar US Asia-Pac”), (iv) Kenmare Holdings Ltd., a Bermuda company (“Kenmare”), and (v) Enstar Group Limited (“EGL” and, together with Enstar, Enstar USA, Enstar US Asia-Pac and Kenmare, the “Reporting Persons”).

(b) The principal business address for the Reporting Persons is P.O. Box HM 2267, Windsor Place 3rd Floor, 22 Queen Street, Hamilton Bermuda HM JX.

(c) The Reporting Persons, together with their affiliates, primarily acquire and manage insurance and reinsurance companies in run-off.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) Enstar is a wholly-owned subsidiary of Enstar USA, which is a wholly-owned subsidiary of Enstar US Asia-Pac, which is a wholly-owned subsidiary of Kenmare, which is a wholly-owned subsidiary of EGL.

Item 3.   Source and Amount of Funds or Other Consideration

The Issuer and Insurance Capital Group, LLC (“ICG”) entered into a Standby Stock Purchase Agreement dated June 8, 2018 whereby ICG agreed to purchase such number of shares of the Issuer as would cause the minimum number of necessary shares to be sold in the Issuer’s initial public offering (the “Offering”). In connection therewith, on September 19, 2018, Enstar entered into a Governance Agreement with ICG (the “Governance Agreement”), pursuant to which ICG permitted Enstar to purchase 30% of the shares that ICG would otherwise purchase in the Offering.

In accordance with the Form S-1 filed by the Issuer with the SEC on January 22, 2019, and in connection with and following the Offering, Enstar acquired 976,180 shares of the Issuer for total consideration of $9,761,800 utilizing available working capital. Enstar USA, as the parent of Enstar, Enstar US Asia-Pac, as the parent of Enstar USA, Kenmare, as the parent of Enstar US Asia-Pac, and Enstar Group Limited, as the parent of Kenmare, may be deemed to beneficially own all of these shares.

Item 4.   Purpose of Transaction

See Item 3 above, which is incorporated by reference.

The Reporting Persons acquired the shares for investment purposes. Pursuant to the Governance Agreement, Paul Brockman and Duncan McLaughlin were appointed to the Board of Directors of the Issuer, as Enstar is entitled to designate two directors of the Issuer, one of which will serve as Vice Chairman of the Board of Directors. In addition, before taking certain corporate actions, the Issuer must first obtain the prior written approval of Enstar, as set forth in the Governance Agreement.

Notwithstanding the foregoing, the Reporting Persons reserve the right to, and may in the future choose to, change the purpose with respect to their ownership of the shares of Common Stock they now own and to take such actions as they deem appropriate in light of the circumstances including, without limitation, to acquire additional shares of

CUSIP No. 73740G106	SCHEDULE 13D	Page 9 of 11 Pages

Common Stock or to dispose of, in any manner permitted by law, all or a portion of the Common Stock which they now own or may hereafter acquire.

Item 5.   Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Persons beneficially own, in aggregate, 976,180 shares of Common Stock, representing 27.0% of the Issuer’s outstanding shares.

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:

(ii)	Shared power to vote or direct the vote:

(iii)	Sole power to dispose or direct the disposition:

(iv)	Shared power to dispose or direct the disposition:

The information in Items 7 through 10 on pages 1 through 5 of this statement is hereby incorporated by reference.

(c)	The Reporting Persons have effected no transactions in the Common Stock of the Issuer within the past sixty days.

(d)
No person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Governance Agreement, Paul Brockman and Duncan McLaughlin were appointed to the Board of Directors of the Issuer, as Enstar is entitled to designate two directors of the Issuer, one of which will serve as Vice Chairman of the Board. In addition, before taking certain corporate actions, the Issuer must first obtain the prior written approval of Enstar and ICG, as set forth in the Governance Agreement.

Item 7.   Material to Be Filed as Exhibits

Exhibit 1	Governance Agreement dated September 19, 2018, is incorporated by reference to Exhibit No. 10.9 of the Issuer’s Registration Statement on Form S-1 filed with the SEC on January 22, 2019.

CUSIP No. 73740G106	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020
Enstar Holdings (US) LLC

By:     /s/ Paul Brockman
Name:     Paul Brockman
Title:     CEO

Enstar USA, Inc.

By:     /s/ Paul Brockman
Name:     Paul Brockman
Title:     CEO

Enstar (US Asia-Pac) Holdings Limited

By:     /s/ Siobhan Hextall
Name:     Siobhan Hextall
Title:     Director

Kenmare Holdings Ltd.

By: /s/ Guy Bowker
Name: Guy Bowker
Title: Director

Enstar Group Limited

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Chief Financial Officer

CUSIP No. 73740G106	SCHEDULE 13D	Page 11 of 11 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13D has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 14, 2020

Enstar Holdings (US) LLC

By:     /s/ Paul Brockman
Name:     Paul Brockman
Title:     CEO

Enstar USA, Inc.

By:     /s/ Paul Brockman
Name:     Paul Brockman
Title:     CEO

Enstar (US Asia-Pac) Holdings Limited

By:     /s/ Siobhan Hextall
Name:     Siobhan Hextall
Title:     Director

Kenmare Holdings Ltd.

By: /s/ Guy Bowker
Name: Guy Bowker
Title: Director

Enstar Group Limited

By:     /s/ Guy Bowker
Name:     Guy Bowker
Title:     Chief Financial Officer